Exhibit 99.1

Auris Medical Provides Business Update and Reports Fourth Quarter and Full Year 2018 Financial Results

•	Phase 1 trial confirmed superior bioavailability of intranasal betahistine as well as good safety and tolerability

•	Intranasal betahistine program progressing towards proof-of-concept studies in acute vertigo (AM-125) and antipsychotic-induced weight gain (AM-201)

•	Detailed results from HEALOS Phase 3 trial with Sonsuvi® published in peer-reviewed journal

•	Full repayment of loan facility to result in a significant reduction of interest expense and strengthened balance sheet

•	Redomiciliation to Bermuda to reduce costs and better align with U.S. capital market practices

Zug, Switzerland, March 14, 2019 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, today provided a business update and announced financial results for the fourth quarter and full year ended December 31, 2018.

“Following the successful Phase 1 trial for our intranasal betahistine program in 2018, we have been busy preparing two proof-of-concept studies that will initiate soon and from which we expect to obtain interim and final results, respectively, in the second half of 2019,” stated Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “While we progress with our intranasal betahistine developments, we have also made important strides in reducing operating and financial expenses and improving our corporate flexibility. Thanks to the recent repayment of the Hercules loan facility and the planned redomiciliation under Bermuda law, we believe we are in a better position to grow the business and focus on creating shareholder value.”

Development Program Updates

AM-125 for Vertigo

•	Progressed with preparations for TRAVERS Phase 2 trial with AM-125 in acute vertigo. The TRAVERS trial will enroll 138 patients that suffer from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear. The selection of clinical trial sites in several European countries and Canada has essentially been completed and the first approval from a competent authority has already been received. In Part A of the TRAVERS trial, five ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, will be tested in a total of 50 patients. In addition, oral betahistine 48 mg will be tested in 16 patients under open-label conditions for reference. Based on an interim analysis, two doses will be selected and tested in an estimated 72 patients in Part B.

AM-201 for Antipsychotic-Induced Weight Gain

•	Progressed with preparations for Phase 1b trial with AM-201 in antipsychotic-induced weight gain. The trial will be conducted at a single trial site in a European country and enroll 50 healthy volunteers who will receive either AM-201 or placebo concomitantly with olanzapine over four weeks. Doses will be escalated in five steps, as in the TRAVERS trial. The trial has been approved by the local ethics committee (institutional review board) and the competent authority and is expected to start recruitment before the end of the first quarter of 2019.

Other developments related to betahistine

•	Acquired Orphan Drug Designation for betahistine in the treatment of obesity associated with Prader-Willi syndrome (PWS). PWS is a rare genetic disorder characterized by progressive obesity, behavioral issues, delayed cognition and sleep disturbances. Emerging research suggests positive effects of H3 histamine receptor inhibition on cognitive disability and excessive daytime sleepiness. Betahistine acts as an H3 receptor antagonist and uniquely, also as an agonist at the H1 histamine receptor, which plays a crucial role in the regulation of food intake. The Company acquired the Orphan Drug Designation from its previous holder with the transfer being recorded by the U.S. Food and Drug Administration (FDA).

•	Obtained rights to two U.S. patents relating to treatment of two mental disorders with betahistine. The Company entered into a binding Letter of Intent to acquire exclusive rights to in-license two U.S. patents relating to the use of betahistine for the treatment

Auris Medical Holding AG, Bahnhofstrasse 21, 6300 Zug (Switzerland) +41 41 729 71 94 www.aurismedical.com of atypical depression and attention-deficit / hyperactivity disorder (ADHD). The Company expects to close the transaction in the second quarter of 2019.

•	Announced independent evidence for betahistine’s role in promoting the retrieval of forgotten memories. In a peer-reviewed article, evidence was presented that betahistine promotes the retrieval of forgotten memories in mice and human beings.[1] Notably it was shown in a study with 38 healthy adult volunteers that treatment with betahistine overall improved the percentage of correct memories (p<0.05), enhanced the retrieval of more difficult items and benefited participants with poor performance under placebo treatment (p<0.01).

Sonsuvi® / AM-111 for Acute Inner Ear Hearing Loss

•	Published detailed results from HEALOS Phase 3 trial. The detailed results from HEALOS, a randomized, double-blind, placebo-controlled study evaluating the efficacy, safety and tolerability of AM-111 in 256 patients suffering from severe to profound sudden deafness were published in Otology & Neurotology, one of the leading journals in the field of scientific and clinical inner ear research.[2] While the HEALOS trial did not meet the primary efficacy endpoint in the overall study population, post-hoc analyses revealed a statistically significant hearing improvement with AM-111 from baseline to Day 28 in the subpopulation of patients with profound hearing loss (n=98). The AM-111 0.4 mg/mL treatment group showed a mean improvement of 42.7 dB vs. 26.8 dB in the placebo group (p=0.0176). AM-111 was well-tolerated and the primary safety endpoint was met.

•	Continued partnering process for AM-111. As previously announced, the Company decided to refocus its development activities on the intranasal betahistine program and to seek partners or other sources of non-dilutive funding for its late-stage development programs. In this context, the Company initiated a structured partnering process with an international transaction advisory firm to identify potential partners for the AM-111 development program.

Keyzilen® / AM-101 for Acute Inner Ear Tinnitus

•	Defined development path for Keyzilen® / AM-101. Given the strong unmet medical need among tinnitus sufferers as well as the positive data obtained with Keyzilen® from non-clinical studies, two Phase 2 trials and the two open label AMPACT trials, the Company has assessed how to address the issues arising from elements in the design and conduct in the unsuccessful TACTT2 and TACTT3 trials and take the program forward. Based on this, the Company has defined a development path forward and is currently exploring options for its implementation through partnering and / or non-dilutive funding.

Corporate Developments

•	Made early repayment of loan facility with Hercules Capital, Inc. On January 31, 2019, the Company made the final payment to Hercules under the facility, comprising the last amortization rate as well as an end of term charge, 12 months ahead of the original schedule. With the final payment, all covenants and collateral in favor of Hercules have been lifted. The repayment will result in a significant reduction of the Company's interest expense, improve its balance sheet and enhance its financial flexibility.

•	Relocating the Company’s domicile to Bermuda. On March 8, 2019, an extraordinary general meeting of shareholders approved with an overwhelming majority the transfer of the Company from Zug, Switzerland to Hamilton, Bermuda, a related memorandum of continuance and new by-laws under Bermuda law. The redomiciliation is expected to become effective before the end of March 2019 upon registration of the Company with the Registrar of Companies in Bermuda. With the move, the Company expects to gain more corporate flexibility, achieve cost savings and operate under a jurisdiction that is more familiar to U.S. investors.

Fourth Quarter 2018 Financial Results

•	Total operating expenses for the fourth quarter of 2018 were CHF 0.7 million compared to CHF 5.4 million for the fourth quarter of 2017.

•	Research and development expenses for the fourth quarter of 2018 were CHF 0.03 million compared to CHF 4.3 million for the fourth quarter of 2017.[3]

1 Nomura et al., Central histamine boosts perirhinal cortex activity and restores forgotten object memories, Biol Psychiatry 2019, in press.

2 Staecker et al., Efficacy and Safety of AM-111 in the Treatment of Acute Unilateral Sudden Deafness – A Double-Blind, Randomized, Placebo-Controlled Phase 3 Study, Otol Neurotol 2019, in press.

3 Does not include capitalized costs related to expenses for the AM-125 program in accordance with IAS38.

•	General and administrative expenses for the fourth quarter of 2018 were CHF 0.6 million compared to CHF 1.2 million for the fourth quarter of 2017.

•	Net loss for the fourth quarter of 2018 was CHF 3.7 million, or CHF 0.12 per share, compared to CHF 4.6 million, or CHF 1.05 per share, for the fourth quarter of 2017.

•	Cash and cash equivalents at December 31, 2018, totaled CHF 5.4 million.

Full Year 2018 Financial Results

•	Total operating expenses for 2018 were CHF 11.0 million compared to CHF 24.4 million for 2017.

•	Research and development expenses for 2018 were CHF 6.7 million compared to CHF 19.2 million for 2017.[3]

•	General and administrative expenses for 2018 were CHF 4.3 million compared to CHF 5.2 million for 2017.

•	Net loss for 2018 was CHF 11.5 million, or CHF 0.72 per share, compared to CHF 24.4 million, or CHF 5.58 per share, for 2017.

The Company expects that its operating expenses in 2019 will be in the range of CHF 10 to 13 million.

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to present the fourth quarter and full year 2018 financial results and to provide a business update today, March 14, 2019, at 8:00 am Eastern Time (1:00 pm Central European Time). To participate in this conference call, dial +1-866-966-1396 (toll free) or +1-631-510-7495 (International), and enter passcode 2489938. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available approximately two hours following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and central nervous system disorders. The company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the treatment of antipsychotic-induced weight gain and somnolence (AM-201). These projects have gone through two Phase 1 trials and will move into proof-of-concept studies in 2019. In addition Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” or the negative of these terms and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates and that such trials will not meet its endpoints , the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2017 and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Investor contact:
Joseph Green / Andrew Gibson
Edison Advisors for Auris Medical
646-653-7030 / 7719
jgreen@edisongroup.com / agibson@edisongroup.com

Or

investors@aurismedical.com

AURIS MEDICAL HOLDING AG

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Loss
For the Three and Twelve Months Ended December 31, 2018 and 2017 (in CHF)

	THREE MONTHS ENDED DECEMBER 31		TWELVE MONTHS ENDED DECEMBER 31
	2018	2017	2018	2017
Research and development	(34,923)	(4,285,200)	(6,689,589)	(19,210,842)
General and administrative	(634,869)	(1,153,036)	(4,264,534)	(5,150,409)
Operating loss	(669,792)	(5,438,236)	(10,954,123)	(24,361,251)
Interest income	—	7	—	53,570
Interest expense	(90,982)	(391,994)	(1,070,177)	(1,640,394)
Foreign currency exchange gain/(loss), net	40,055	104,794	(139,870)	(824,592)
Revaluation gain / (loss) from derivative financial instruments	(2,781,791)	1,667,168	1,350,071	3,372,186
Transaction costs	—	(520,532)	(520,125)	(1,026,766)
Loss before tax	(3,502,510)	(4,578,793)	(11,334,224)	(24,427,247)
Income tax gain/(loss)	(188,356)	(6,800)	(162,177)	17,773
Net loss attributable to owners of the Company	(3,690,866)	(4,585,593)	(11,496,401)	(24,409,474)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability	(17,670)	(106,120)	1,277,192	271,980
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	2,152	(4,819)	(10,964)	50,497
Other comprehensive income/(loss)	(15,518)	(110,939)	1,266,228	322,477
Total comprehensive loss attributable to owners of the Company	(3,706,384)	(4,696,532)	(10,230,173)	(24,086,997)

Basic and diluted loss per share	(0.12)	(1.05)	(0.72)	(5.58)
Average weighted number of shares outstanding, adjusted for effect of reverse stock split	30,427,094	4,374,187	15,900,865	4,374,187

AURIS MEDICAL HOLDING AG

Condensed Consolidated Statement of Financial Position

(in CHF)

	DECEMBER 31, 2018	DECEMBER 31, 2017
ASSETS
Non-current assets
Property and equipment	33,895	252,899
Intangible assets	3,535,240	1,629,100
Derivative financial instruments	226,865	-
Other non-current financial receivables	16,001	76,710
Total non-current assets	3,812,001	1,958,709

Current assets
Other receivables	320,374	241,281
Prepayments	351,283	652,913
Cash and cash equivalents	5,393,207	14,973,369
Total current assets	6,064,864	15,867,563

Total assets	9,876,865	17,826,272

EQUITY AND LIABILITIES
Equity
Share capital	710,336	19,349,556
Share premium	149,286,723	114,648,228
Foreign currency translation reserve	(44,011)	(33,047)
Accumulated deficit	(146,303,398)	(136,126,946)
Total shareholders (deficit)/equity attributable to owners of the Company	3,649,650	(2,162,209)

Non-current liabilities
Loan	-	5,584,297
Derivative financial instruments	675,328	1,836,763
Employee benefits	648,287	1,962,970
Deferred tax liabilities	340,986	178,809
Total non-current liabilities	1,664,601	9,562,839

Current liabilities
Loan	1,435,400	4,542,109
Trade and other payables	1,836,335	1,200,820
Accrued expenses	1,290,879	4,682,713
Total current liabilities	4,562,614	10,425,642
Total liabilities	6,227,215	19,988,481
Total equity and liabilities	9,876,865	17,826,272